Filed pursuant to Rule 433
Free Writing Prospectus
February 20, 2025
Registration No. 333-281615

Franklin Crypto Index ETF (EZPZ)

The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA.

Simplified access
Convenient and cost-effective, lowering the barrier of entry into the crypto market.

Credibility
Offered by Franklin Templeton, a trusted partner to clients for 75 years with in-house digital assets expertise.

Evolving representation of crypto beta
Intends to add any new digital assets as they become eligible for index inclusion.

Fund Overview

Listing Exchange	CBOE – Bzx
Gross Sponsor Fee	0.19%[1]
Net Sponsor Fee	0.00%[2]
Custodian	Coinbase Custody Trust Company, LLC
Underlying Index	CF Institutional Digital Index – US Settlement Price
Inception Date	February 20, 2025
Asset Class	Alternative
Investment Objective	Seeks to reflect generally the price of the Underlying Index, before payment of the fund's expenses

Franklin Templeton: A digital assets pioneer

Early adopter with broad expertise and technical talent

Our 50+ person team has been active in the digital assets ecosystem since 2019, building blockchain-based technology solutions, developing a range of investment strategies and running node validators.

Dedicated digital assets research

We leverage fundamental "tokenomics" analysis, insights from our dedicated data science team and our deep industry connections to help inform product development and investment decisions.

Track record of responsible innovation

We launched the first US registered mutual fund to use public blockchains to process transactions and record share ownership.

Franklin Holdings, LLC is the Fund's Sponsor (the "Sponsor"). The Fund is a series of Franklin Crypto Trust (the "Trust"). Shares of the Fund are not obligations of, and are not guaranteed by, the Sponsor or any of its subsidiaries or affiliates. Coinbase serves as the Custodian (the "Custodian") of the Fund's ether. Franklin Distributors, LLC, an affiliate of the Sponsor, is the Fund's marketing agent (the "Marketing Agent").

1. The Fund's only ordinary recurring expense is the Sponsor's annual fee applied to the NAV of the Fund. The Sponsor's annual fee accrues daily and is payable by the Fund monthly in arrears. The Fund's expenses will reduce the NAV of the Fund.
2. The Sponsor may, at its sole discretion and from time to time, waive all or a portion of the Sponsor's Fee for stated periods of time. The Sponsor is under no obligation to waive any portion of its fees and any such waiver shall create no obligation to waive any such fees during any period not covered by the waiver. For a period commencing on the day the Shares are initially listed on the Exchange to August 29, 2025, the Sponsor will waive the entire Sponsor's Fee on the first $10.0 billion of the Fund's assets.

Not FDIC Insured | No Bank Guarantee | May Lose Value

What should I know before investing?
This is not a direct investment in bitcoin or ether, but rather, an exchange-traded product that invests in bitcoin and ether (“Digital Assets”).
All investments involve risks, including possible loss of principal. Before you invest, for more complete information about the Fund and this offering, you should carefully read the Fund’s prospectus.
The Fund holds only bitcoin, ether and cash and is not suitable for all investors. The Fund is not a diversified investment and, therefore, is expected to be more volatile than other investments, such as an investment in a more broadly diversified portfolio. An investment in the Fund is not intended as a complete investment plan.
An investment in the Fund is subject to market risk with respect to the digital asset markets. The trading price of the Digital Assets held by the Fund may go up and down, sometimes rapidly or unpredictably. The value of the Fund’s Shares relates directly to the values of the Digital Assets, which have been in the past, and may continue to be, highly volatile and subject to fluctuations due to a number of factors. Extreme volatility in the future, including substantial, sustained or rapid declines in the trading prices of the Digital Assets, could have a material adverse effect on the value of the
Shares and the Shares could lose all or substantially all of their value.
Competitive pressures may negatively affect the ability of the Fund to garner substantial assets and achieve commercial success.
Digital assets represent a new and rapidly evolving industry, and the value of the Fund’s Shares depends on the acceptance of the Digital Assets. Due to the relative unregulated nature and lack of transparency surrounding the operations of digital asset exchanges, which may experience fraud, manipulation, security failures or operational problems, as well as the wider ether market, the value of the Digital Assets and, consequently, the value of the Shares may be adversely affected, causing losses to Shareholders.
Digital asset markets in the exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the value of the Digital Assets or the Shares, such as by banning, restricting or imposing onerous conditions or prohibitions on the use of the Digital Assets, mining activity, validation activity, digital wallets, the provision of services related to trading and custodying Digital Assets, the operation of the Bitcoin and Ethereum networks, or the digital asset markets generally.
The Underlying Index, as well as the index prices used to calculate the value of the Fund’s Digital Assets have limited performance history and may be volatile, and could experience calculation or other errors, in which case the Underlying Index price could fail to track the Digital Asset prices, which could adversely affect the value of the Shares. Moreover, the Index
Administrator could experience system failures or errors. Errors in the Index data, computations and/or construction may occur from time to time and may not be identified and/or corrected for a period of time or at all, which may have an adverse impact on the Fund and the Shareholders. A temporary or permanent “fork” in the Bitcoin or Ethereum blockchains could adversely affect the value of the Shares. The Fund does not have the ability or intention to hold any asset (including any crypto asset) other than bitcoin, ether and cash. Shareholders may not receive the benefits of any forks or
“airdrops.” Forks or airdrops may result in extraordinary expenses borne by the Fund.
The Fund is a passive investment vehicle and is not actively managed, meaning it does not manage its portfolio to sell ether at times when its price is high, or acquire Digital Assets at low prices in the expectation of future price increases. Also, the Fund does not use any hedging techniques to attempt to reduce the risks of losses resulting from ether price decreases. The Fund is not a leveraged product and does not utilize leverage, derivatives or similar instruments or transactions. The Fund’s Shares are not interests or obligations of the Fund’s Sponsor or its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
The amounts of Digital Assets represented by each Share will decrease over the life of the Fund due to the sales of Digital Assets necessary to pay the Sponsor’s Fee and other Fund expenses including costs incurred in connection with rebalancing/reconstitutions of the Fund’s investments in accordance with the Underlying Index. Without increases in the price of Digital Assets sufficient to compensate for that decrease, the price of the Shares will also decline and you will lose money on your investment in Shares.
Security threats to the Fund’s account at the Digital Assets Custodian or Prime Broker could result in the halting of Fund operations and a loss of Fund assets or damage to the reputation of the
Fund, each of which could result in a reduction in the value of the Shares. The Fund will not stake the Digital Assets it holds, so an investment in the Fund’s shares will not realize the economic benefits of staking.
If the process of creation and redemption of Creation Units encounters any unanticipated difficulties, the possibility for arbitrage transactions by Authorized Participants intended to keep the price of the Shares closely linked to the price of ether may not exist and, as a result, the price of the Shares may fall or otherwise diverge from NAV.
The Fund will seek to add additional digital assets if the Underlying Index adds them. Due to potential timing differences in related regulatory approvals, the Fund performance may differ significantly from the Underlying Index performance during any times when the Fund is not yet invested in these additional digital assets.
The Fund seeks to provide investment results that correspond to the Digital Assets exposure of the Underlying Index, and will not speculatively trade Digital Assets based on price movements.
IMPORTANT INFORMATION
The Fund has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC, when available, for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting franklintempleton.com.
ETPs trade like stocks, fluctuate in market value and may trade at prices above or below their net asset value. Brokerage commissions and ETP expenses will reduce returns. ETP shares may be bought or sold throughout the day at their market price (MP), not their net asset value (NAV), on a recognized national securities exchange. Shares of ETPs are tradable on secondary markets and may trade either at a premium or a discount to their NAV. The Fund issues and redeems Creation Units on a continuous basis. Creation Units are only issued or redeemed in exchange for an amount of cash determined based on the price of buying/selling the amount of ether published in the daily basket. No Shares are issued unless the Fund’s prime broker has allocated to the Fund’s account the corresponding amount of ether. Creation Units may be created or redeemed only by Authorized Participants, who pay a transaction fee for each order to create or redeem Creation Units.
The Shares will be sold to the public at prices that will reflect the price of ether and the trading price of the Shares on the Cboe BZX exchange at the time of the offer.